Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

●	At Genmab A/S’ Annual General Meeting held today March 29, 2022, the Annual Report for 2021 was approved
●	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
●	The 2021 Compensation Report was approved
●	One new member of the Board of Directors was elected, and five members of the Board of Directors were re-elected
●	PricewaterhouseCoopers was re-elected as auditor of the Company
●	The proposal from the Board of Directors on the Board of Directors' remuneration for 2022 was adopted

COPENHAGEN, Denmark; March 29, 2022 – Genmab A/S (Nasdaq: GMAB) held its Annual General Meeting, today at the Copenhagen Marriott Hotel, Copenhagen, Denmark. At the meeting, Deirdre P. Connelly, Chair of the Board of Directors gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2022, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2021 endorsed by the auditors. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 3,008 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

The 2021 Compensation Report was approved.

Ms. Elizabeth O’Farrell was elected to the Board of Directors for a one-year period. Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Dr. Paolo Paoletti, and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period.

The Board of Directors is hereafter comprised of:

Ms. Deirdre P. Connelly,

Ms. Pernille Erenbjerg

Mr. Rolf Hoffmann

Dr. Paolo Paoletti

Dr. Anders Gersel Pedersen
Ms. Elizabeth O’Farrell

Mr. Martin Schultz (Employee elected member)

Ms. Mijke Zachariasse (Employee elected member)

Mr. Takahiro Hamatani (Employee elected member)

PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab was re-elected as the Company’s auditor.

The General Meeting adopted the proposal from the Board of Directors to adopt the Board of Directors’ remuneration for

2022.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122